EX-FILING FEES

Calculation of Filing Fees Table

SC TO-I
(Form Type)

CPG Carlyle Commitments Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	-		-	-
Fees Previously Paid	$59,171,000	(a)	0.014760%	$8,733.64	(b)
Total Transaction Valuation	$59,171,000	(a)
Total Fees Due for Filing				$0.00
Total Fees Previously Paid				$8,733.64	(b)
Total Fee Offsets				-
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $8,733.64 was paid by CPG Carlyle Commitments Master Fund, LLC in connection with filing its Schedule TO-I (See Ironwood Multi-Strategy Fund LLC, et al. (April 20, 2017)).
(b)	Calculated at 0.014760% of the Transaction Valuation.